UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2012

Commission File No.: 001-33905

UR-ENERGY INC.

(Translation of the registrant’s name into English)

10758 W Centennial Road, Suite 200

Littleton, Colorado 80127

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

FURNISHED HEREWITH

Exhibit

99.1	FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS FULL CERTIFICATE - Chief Financial Officer

99.2	FORM 52-109F1 CERTIFICATION OF ANNUAL FILINGS FULL CERTIFICATE - Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UR-ENERGY INC.

Date: March 05, 2012	By:	/s/ Roger Smith
Roger Smith, Chief Financial Officer